Exhibit 21.1

Corporate Subsidiaries	State or Province of Incorporation

NutriVentures, LLC	Pennsylvania

NutriSystem Media, LLC	Nevada

Nutri/System IPHC, Inc.	Delaware

Slim and Tone, LLC	Pennsylvania

NutriSystem Fresh, Inc.	Pennsylvania

NSI Retail, LLC	Virginia

NSI Tech, Inc.	Delaware

Nutrisystem Everyday, LLC	Delaware

NSI Cash Management, Inc.	Delaware

SBD Enterprises, LLC	Delaware

SBD Retail, LLC	Virginia